SICENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW

                                                                February 1, 2006

Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Perry Hindin; Adelaja Heyliger

             Re:   Wellstar Entertainment, Inc.
                   Registration Statement on Form SB-2
                   Filed December 13, 2005
                   File No. 333-130295

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of January 6, 2006 relating to the Registration Statement on Form SB-2 of Wellstar International, Inc. ("Wellstar" or the "Company"). On behalf of the Company, we respond as follows:

Prospectus Cover Page
---------------------

     1. Based upon our review of your disclosure on page 33 of your prospectus under the heading "Sample Conversion Calculation" and the form of convertible note issued in connection with the October 2005 private placement, including Section 1.1 and the attached notice of conversion, it appears that holders of such notes have the right to require that some, none or all future interest accrued under the note be paid in the form of shares of common stock. If so, we presume that such holders are not proposing to sell shares of common stock under the registration statement they would acquire upon conversion of amounts due them resulting from future accruals of interest. Revise your registration statement to make it clear that you are not registering such shares and that the prospectus may riot be used to sell such shares.

          Response:
          ---------

     The registration statement has been revised to clarify that the Company is not registering shares underlying future accruals of interest.

     2. Since your shares do not trade on the OTC Bulletin Board, please revise your disclosure here and throughout the filing to correctly state that your shares trade on the Pink Sheets

          Response:
          ---------

          The disclosure throughout the filing has been revised to correctly state that the Company's shares are quoted on the Pink Sheets.

     3. Please revise the Table of Contents to reflect this filing and include the "Certain Relationships and Related Transactions" disclosure.

          Response:
          ---------

          The Table of Contents has been revised accordingly.

Prospectus Summary, page 5
--------------------------

     4. We note your statement in the third paragraph on page 5 that you have an FDA approved camera and software to do thermal imaging. Please clearly state that you do not manufacture the thermal imaging cameras utilized in your imaging system. We refer you to your disclosure on page 21.

          Response:
          ---------

          The disclosure has been revised to clearly state that the Company does not manufacture the thermal imaging cameras used in its thermal imaging system.

     5. We note that, although you are registering for resale 106,238,095 shares issuable upon conversion of the notes and the exercise of the warrants, Section 3(c) of the Securities Purchase Agreement states that you have reserved 116,111,111 for such purposes We note further that 82,000,000 of your 200,000,000 authorized shares are currently outstanding, an additional 5,555,555 shares are underlying convertible notes pursuant to the Term Loan Agreement, and additional shares are reserved for stock option plans and for issuance pursuant to securities other than those under the Purchase Agreement. Please clarify whether you will need to increase your authorized and unissued share amount before attempting to register all of the common shares issuable pursuant to the purchase agreement. If you do have to increase the number of authorized shares, please tell us how you plan to do so.

          Response:
          ---------

          The Company has taken steps to increase its authorized capital.

     6. Please revise the disclosure on page 6 to state the correct number of shares that will be outstanding after the offering.

          Response:
          --------

          The disclosure has been revised to state the correct number of shares that will be outstanding after the offering.

     7. Please update the disclosure to state whether you received the $1,000,000 that was due two days after you filed this registration statement.

          Response:
          ---------

     The disclosure has been updated to indicate that the $1,000,000 has been received.

     8. Please reconcile your disclosure on page 6 that $1,000,000 are to be disbursed within two days of the filing of this registration statement and within two days of the effectiveness of this prospectus with your disclosure on page 13 that the funds are to be disbursed within five days of such events.

          Response:
          ---------

          The disclosure has been revised to clarify that the funds are to be dispersed within two days the events.

     9. It does not appear that the private offering of the securities sold pursuant to your October 2005 securities purchase agreement was completed prior to your filing of this registration statement In order to complete a sale of securities, an investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. Please refer to Interpretation 3S of the Securities Act Sections portion of the March 1999 supplement to our Manual of Publicly Available Telephone interpretations. We note that
          Section 8(g) of the October 2005 securities purchase agreement allows any purchaser to assign its rights under the agreement without your consent. It would appear then that such purchasers are not irrevocably bound to purchase the third $1 million tranche of securities pursuant to the agreement. Accordingly, your private offering has not been completed and Rule 152 under the Securities Act is not available to separate the issuance and resale transactions. Please either tell us why you believe your registration of the shares is appropriate at this time, citing all authority on which you rely or withdraw your registration statement and complete your private placement

          Response:
          ---------

          Upon further review of the October 2005 Securities Purchase Agreement that was filed as Exhibit 10.1 to the registration statement, we have concluded that the Company erroneously did not file the final version of the agreement. In particular, we noticed that Section 3(c) contained missing information and that
Section 8(g) should have been omitted. We hereby confirm that the Securities Purchase Agreement that has been filed as Exhibit 10.1 to the Company's amended registration statement is the final definitive version of the Agreement and that the investors are irrevocably bound to purchase the third $1 million tranche of securities pursuant to the agreement.

     10. We refer you to your disclosure in the third and fifth paragraphs on page 7. Please reconcile the date on or before which the Term Loan Agreement warrants are exercisable.

          Response:
          ---------

          The disclosure has been revised to clarify that the Term Loan Agreement warrants are exercisable on or before October 11, 2007.

Risk Factors, page 9
--------------------

     11. Please add a risk factor to discuss the risks to new investors associated with the fact that the majority of your outstanding shares will be held by a few major shareholders.

          Response:
          ---------

          The requested risk factor has been added.

     12. We note your disclosure on page 22 that a failure to secure third-party coverage, or failure to maintain coverage after it is received could have a material adverse impact on our operations. Please add a risk factor to address the associated risks.

          Response:
          --------

          The requested risk factor has been added.

We Have No Operating History..., page 8
---------------------------------------

     13. Please disclose in this risk factor the amount of your accumulated deficit as the most recent practical date.

         Response:
         ---------

          This risk factor has been revised accordingly.

     14.  Please  expand  your risk  factor  disclosure  to discuss  briefly the
          mentioned   "risks  inherent  in  the   establishment  of  a  business
          enterprise."

          Response:
          ---------

          This risk factor has been revised accordingly.

     15. Please explain your statement that "(r)evenues . . .will depend upon . . .whether (you) will be able to continue expansion of (your) revenue."

          Response:
          --------

     This statement has been revised in order to clarify that the Company's revenues depend upon expansion of its thermal imaging operations.

If We Are Unable to Obtain Additional Funding..., page 8
--------------------------------------------------------

     16. Please disclose the amount of additional funds you will need to implement your overall business strategy over the next 12 months

          Response:
          ---------

          This risk factor has been revised accordingly.

If We Are Unable to Retain the Services of John Antonio, page 8
---------------------------------------------------------------

     17. We refer you to your disclosure on page 23 and note that your directors and executive officers are involved in the business activities of other companies. Please expand your disclosure to discuss the risks associated with the fact that these individuals are not expected to devote their full time and attention to your company

          Response:
          ---------

          This risk factor has been revised accordingly.

We May Not Be Able To Compete Successfully, page 9
--------------------------------------------------

     18.  Please  expand the  disclosure  in the Business  section to discuss in reasonable detail your competitive position with regard to your products, your major competitors, and your primary methods of competition.

          Response:
          ---------

         The disclosure in the "Competition" section of the Business section has been revised accordingly.

We Rely On Contractual Relationships With Our Key Suppliers, page 10
--------------------------------------------------------------------

     19. Please tell us why you have not filed these key agreements as exhibits to the registration statement.

         Response:
         ---------

          This risk factor has been revised to clarify that our business is dependent on our contractual relationships with our customers Surgicenters of America, Inc., Primary Care Practitioners and with the supplier of our thermal imaging equipment, Mikron Instrument Co. The Surgicenters of America and Primary Care Practitioners contracts are included as exhibits to the registration statement. Our contractual relationship with Mikron Instrument Co. was established through our acquisition of Micro Health Systems, which included an assignment of Micro Health System's contract with Mikron. Our agreement with Micro Health Systems and the accompanying Mikron contract are included as exhibits to the amended registration statement.

Use of Proceeds, page 13
------------------------

     20. Please state the warrant exercise price and the aggregate amount you could receive.

          Response:
          ---------

     This  disclosure has been revised to indicate that the Company will receive gross proceeds of $2,500,000 if all of the warrants, which have an exercise price of $.50, are exercised.

Management's  Discussion  and  Analysis  of  Financial  Condition  and  Plan  of
--------------------------------------------------------------------------------
Operation, Page 14
-------------------

Plan of Operation, page 14
--------------------------

     21. We refer you to your disclosure in Note 1(b) to the Financial Statements on page F-7. Please disclose here that operations with the hospital group have not yet begun, and tell us whether you did in fact begin your operations with the pain clinics on December 12, 2005, as scheduled.

          Response:
          ---------

          The disclosure has been revised accordingly.

     22. We refer you to your disclosure on page 15. Please update as to the status of your Projected Quarterly Milestones and tell us whether you completed your October -- December 2005 milestones.

          Response:
          ---------

          The status of the Company's projected quarterly milestones has not changed. During the second quarter of 2005, the Company achieved the following significant milestones:

     o Pursuant to its contract with Primary Care Practitioners, the Company installed three of its thermal imaging cameras in pain clinics operated by Primary Care Practitioners in Florida;

     o    The Company acquired Micro Health Systems,  including an assignment of
          Micro  Health  Systems'   exclusive   supplier  contract  with  Mikron
          Instrument Co.

          Finally, during the second quarter of 2005, the Company continued to seek qualified directors, employees and consultants.

Capital, page 16
----------------
     23. Please briefly describe how the funds from your financings will be allocated over your operating plan.

         Response:
         ---------

          The disclosure has been expanded to indicate that the proceeds from the Company's financings will be allocated as follows:

     o To purchase the thermal imaging equipment that is to be installed pursuant to our licensing agreements with Surgicenters of America, Inc. and Primary Care Practitioners;
     o    To cover operating expenses;
     o A portion of the proceeds received from the Company's October 2005 Securities Purchase Agreement will be used to satisfy the Company's $400,000 Convertible Term Loan maturing on April 11, 2006 as well as the Company's $150,000 Unsecured Loan maturing on August 1, 2006.

Critical Accounting Policies and Estimates, page 16
---------------------------------------------------

     24. Please revise the discussion of your critical accounting policies and estimates to conform to the guidance in SEC Releases 34-45907 and 34-48960. In this regard, please remove inventory from this discussion as you have stated that you do not carry inventory and do not expect to carry inventory. In addition, please revise your discussion to disclose those accounting estimates that management believes are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change. Your discussion should also disclose those accounting estimates where the impact of the estimates or assumptions on financial condition or operating performance is material.

          Response:
          --------

          Inventory has been removed from the discussion of the Company's critical accounting policies. In addition, the discussion has been revised to disclose material accounting estimates.

Recent Accounting Pronouncements, page 16
-----------------------------------------

     25. Please revise your disclosure of recently issued accounting standards to include all disclosures required by SAB Topic 11M. In addition, please ensure that you have included disclosure of all issued but not yet effective standards that could be material to your financial statements and revise as appropriate. Your disclosures of each relevant issued but not yet effective standard should include the following:

               o A brief description of the new standard, the date that adoption is required and the date that the registrant plans to adopt, if earlier.

               o A discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant, if determined.

               o A discussion of the impact that adoption of the standard is expected to have on the financial statements of the registrant, unless not known or reasonably estimable. In that case, a statement to that effect may be made.

               o Disclosure of the potential impact of other significant matters that the registrant believes might result from the adopts on of the standard (such as technical violations of debt covenant agreements, planned or intended changes in business practices, etc.) is encouraged.

          Response:
          ---------

          The disclosure of recently issued accounting standards has been revised to include a discussion of SFAS No. 123 "Accounting for Stock-Based Compensation".

Liquidity and Capital Resources, page 17
----------------------------------------

     26. Revise your liquidity and capital resources section to provide meaningful discussion of the liquidity impacts of your outstanding debt. Discuss the nature, timing and impact of any payments you will be required to make, such as principal and interest payments. Please also discuss the various features of your debt that have the potential to impact your cash inflows and outflows in the future, i.e., conversion features, warrants, call options, etc.

          Response:
          ---------

          The  liquidity  and  capital   resources   section  has  been  revised
          accordingly.

     27. We note that your disclosure on pages F-3 and F-5 indicates that for the 3 months ended October 31, 2005, you generated only $425 in revenue and had a net loss of approximately $436,000. Please tell us in greater detail how you plan to be cash flow positive by the end of first quarter 2006.

          Response:
          ---------

          The Company has updated its disclosure to indicate that it plans to be cash flow positive by the end of the second quarter of 2006, not the first quarter. In addition, the Company has advised us that it plans to achieve this goal by obtaining additional financing and by installing additional thermal imaging equipment units under its Licensing Agreements with Primary Care Practitioners and Surgicenters of America.

     28. Please disclose how long you can satisfy your cash requirements with your currently available resources, as required by Item 303(a)(l)(i) of Regulation S-B.

          Response:
          ---------

          The Company has advised us that it anticipates being able to satisfy its cash requirements with its currently available resources through the third quarter of its 2006 fiscal year. The disclosure in the registration statement has been revised accordingly.

Description of Business, page 17
--------------------------------

General
-------

     29. Your Business section disclosure, particularly the Introduction, is unclear. Please revise to clearly state that your software provides thermal imaging and describe in plain English how these images are used to assist in the diagnosis and detection of cancer and pain dysfunctions. Explain, for example, the "physiological and functional activity in the body" and the "physiological components of pain" in a manner that will make sense to the layperson.

          Response:
          ---------

          The Description of Business section has been revised in order to clarify the discussion.

     30. We note your disclosure in Note 5 to the Financial Statements (page F-12) that you are negotiating the purchase of certain assets from Micro Health Systems. Please update us as to the status of these negotiations. Tell us whether a letter of intent has been signed. Also include a brief description of the transaction in the business section of the prospectus and describe the expected financial impact in MD&A.

          Response:
          ---------

          The Company acquired the assets of Micro Health Systems in December 2005. A brief description of the transaction and its expected financial impact has been included in the Management's Discussion and Analysis section of the registration statement.

     31. Throughout the filing, please define or explain medical and technical terms, such as "differential diagnosis" and "vital energy" on page 17, "myofascial trauma" on page 18, and "neuropathway disturbance" and "[i]nfrared emissivity" on page 19.

          Response:
          ---------

          The term "differential diagnosis" was incorrect and has been revised to "adjunctive diagnosis". In addition, the terms "vital energy", "myofascial trauma", "neuropathway disturbance" and "infrared emissivity" have been revised in order to clarify the discussion.

Introduction, page 17
---------------------

     32. We note your disclosure that your products are approved by the FDA as an "adjunctive" diagnostic. Please state clearly here and in the Summary section that your products are intended to supplement other established clinical detection methods and are not intended for standalone use. Discuss whether these thermal imaging procedures are widely accepted and utilized diagnostics.

          Response:
          --------
          The disclosure has been revised accordingly.

     33. We note your disclosure in the third paragraph of this section that your Thermal lmager provides "risk indicators" of breast cancer. Please discuss any risks regarding misdiagnosis and unnecessary treatment

          Response:
          ---------

          The disclosure has been revised to include a discussion of risks regarding misdiagnosis and unnecessary treatment.

Overview Of Medical Infrared, page 18

     34. Please explain the statement in the first paragraph of this section that the measurement of body heat is "an indirect measurement of physiology" and explain in greater detail how you are distinguishing these methods from your use of thermal imaging to measure variations in skin temperature patterns. Also explain the statement in the second paragraph of this section that such variations of skin temperature patterns "are known pathways of information."

         Response:
         ---------

         The disclosure has been revised for purposes of clarification.

The Imaging Industry, page 19
-----------------------------

     35. Please provide support for your statements regarding the trend of "enlightened" physicians walking out of managed care and no longer accepting insurance assignment.

          Response:
          ---------

          The statements in question have been deleted.

     36. Please provide us with copies of the reports containing the cited statistics, clearly marking the relevant sections.

          Response:
          ---------

          Copies of the reports will be sent under separate cover.

Current Method of Detecting Breast Cancer, page 20
---------------------------------------------------

     37. Please provide support for your statement that "mammographic screening has done little for the earliest possible detection of breast cancer." We also note your statement that thermography can detect the "possibility" of breast cancer much earlier. Discuss any research or findings regarding the accuracy with which thermal imaging has actually detected cancer in its earlier stages.

          Response:
          ---------

          The statement that "mammographic screening has done little for the earliest possible detection of breast cancer" has been removed.

Current Method of Detecting Pain, page 19
-----------------------------------------

     38. Please explain in greater detail how thermal imaging can detect psychogenic pain, where no physical cause can be found.

          Response:
          ---------

          The disclosure has been revised to explain in greater detail how thermal imaging can detect psychogenic pain, where no physical cause can be found.

Markets, page 20
----------------

     39. Please explain in greater detail how you plan to address the diagnostics/screening market, particularly in light of the hurdles mentioned in the first paragraph on page 21.

          Response:
          ---------

         The disclosure has been revised accordingly.

Research, Development and Technology, page 21
---------------------------------------------

     40. We note your disclosure that you do not manufacture the thermal imaging cameras. Please name the manufacturer, briefly describe the material terms of your manufacturing agreement and file the agreement as an exhibit to the registration statement.

          Response:
          ---------

          The disclosure has been revised accordingly, and the agreement has been filed as an exhibit to the registration statement.

Environment and Regulation, page 21
-----------------------------------

     41. We refer you to your disclosure in the fourth paragraph on page 22. Please expand your disclosure to provide more specific detail as to how you plan to secure third-party coverage.

          Response:
          ---------

          The disclosure has been revised accordingly.

Research and Development, page 22
---------------------------------

     42. Please describe the "definitive conclusions" for the medical community you hope to reach with the creation of the Data Collection division.

          Response:
          ---------

          The disclosure has been revised accordingly.

Legal Proceedings, page 23
--------------------------

     43. We are unable to find the descriptions of the mentioned lawsuits filed against you for the collection of delinquent funds. Please provide such descriptions and include any recent developments in the lawsuits. Also describe the impact of these suits in the Liquidity and Capital Resources section of MD&A.

          Response:
          ---------

          Reference to the lawsuits filed against the Company for the collection of delinquent funds has been removed from the registration statement as the Company is not aware of any such lawsuits.

Management, page 23
-------------------

Executive Compensation, page 24
-------------------------------

     44. We note your disclosure on page 36 that you issued 15,000,000 shares of common stock to your officers for services performed. Please identify the officers and include this compensation in the table.

          Response:
          ---------

          The 15,000,000  shares of common stock were issued to individuals  who
are  not  officers  for  services   rendered  in  connection   with  a  proposed
acquisition. The disclosure has been revised accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 25
-----------------------------------------------------------------------

     45. It appears Andrew Thompson should also be included in the beneficia1 ownership table. Please revise or advise.

          Response:
          ---------

          The beneficial ownership table has been revised to include Andrew Thompson.

Description of Securities, page 26
----------------------------------

     46. Please revise your disclosure here and throughout the filing to provide the number of shares of common stock currently outstanding.

          Response:
          ---------

          The registration statement has been revised accordingly.

Selling Stockholders, page 29
------------------------------

     47. It does not appear that the shares held by Sichenzia are underlying convertible notes or warrants. Please revise the table accordingly.

          Response:
          ---------

          The table has been revised accordingly

     48. Confirm whether the number of shares indicated in the first column of this table represent all the shares of your common stock held by the selling stockholders.

          Response:
          ---------

         The number of shares indicated in the first column of the table represent all of the shares of the Company's common stock beneficially owned by the selling stockholders.

     49.  Please complete the beneficial ownership columns of the table.

          Response:
          ---------

          The beneficial ownership columns of the table have been completed.

    50. Please disclose your material relationships with each of the selling shareholders during the past three years.

         Response:
         ---------

          The disclosure has been expanded to indicate that selling shareholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

Terms of the Secured Convertible Notes and the Warrants, page 31
----------------------------------------------------------------

     51. We refer you to your disclosure in the fourth paragraph on page 33 It does not appear the exhibits are incorporated by reference, but rather are attached the registration statement. Please revise your disclosure accordingly.

          Response:
          ---------

          The disclosure has been revised accordingly.

Legal Matters, page 34
----------------------

     52. Please disclose in this section that Sichenzia Ross Friedman Ference is also a selling shareholder in this registration statement.

          Response:
          ---------

          The disclosure has been revised accordingly.

Interim Financial Statement
---------------------------

Review Report of Independent Registered Public Accounting Firm, page F-1
-------------------------------------------------------------------------

     53. Please have your independent public accounting firm revise its review report to comply with the requirements of the Public Company Accounting Oversight Board. Please refer to the illustrative review report in the Appendix of the PCAOB's Auditing Standard No. 1.

          Response:
          ---------

          We have been advised by the Company's independent public accounting firm that the review report has been revised accordingly.

Note 2. Summary of Significant Accounting Policies, page F-7
-------------------------------------------------------------

Revenue Recognition, page F-8
-----------------------------

     54. Please revise your disclosure here to disclose in greater detail how you recognize revenues. We note that you generate revenue from the licensing of advanced thermal imaging technology. It appears your licenses contain multiple elements, including camera equipment, which you purchase from another vender, software to process the results of images and training to your customers. Tell us and revise your filing to disclose how you recognize revenue from these multiple-element transactions. Refer to EITF 00-21 and SAB 104. Please also tell us how your software revenue recognition complies with the guidance of SOP 97-2.

          Response:
          ----------

          In response to your comment, the Company has advised us as follows. The Company recognizes revenues utilizing the accrual method of accounting. More specifically, the Company enters into licensing agreements for its advanced thermal imaging technology. Under the licensing agreements, the Company supplies the camera equipment, related software and training for each facility. Once the facility is operational, the licensing agreement provides for a fixed fee for each patient session. Accordingly, the revenue is recognized at the time of the patient session, which represents the Company's right to receive the fixed fee. The underlying cost to set up each facility consists of the cost of the camera, the software and the training cost. The camera and software are capitalized and depreciated over its estimated useful life and the training costs are expensed as incurred. Management believes that the post-facility sets up costs are believed to be routine, commercially inconsequential and perfunctory.


          In November 2002, the Financial Accounting Standards Board's Emerging Issues Task Force reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting. EITF 00-21 became effective for revenue arrangements entered into in periods beginning after June 15, 2003. For revenue arrangements occurring on or after July 1, 2003, the Company's revenue recognition policy is in compliance with the provisions of EITF 00-21.

          In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition." SAB 104 supersedes Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21. Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers ("the FAQ") issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. As a result, the adoption of this pronouncement did not have any impact on the Company's financial statements.

         SOP 97-2, Software Revenue Recognition, applies to companies that sell software products and services and provides that revenue should be recognized in accordance with contract accounting or when persuasive evidence of an agreement exits, delivery has occurred, the vendor's price is fixed or determinable, and collectibility is probable. The provisions of SOP 97-2 are not applicable to us because the revenues earned on the cameras contain software incidental to the product as a whole and do not give the customer the option of taking possession of the software.

        The Notes to the Company's Financial Statements have been revised accordingly.

Loan Acquisition Costs, page F-9
--------------------------------

     55. Please revise the filing to describe the term "NIR" as it is not defined elsewhere in the document. Please also confirm to us and revise the filing to disclose, if true, that the three-year term is equal to the term of the NIR financing.

          Response:
          ---------

          The use of the term "NIR" was incorrect and has been removed from the filing. The three year term is equal to the term of the convertible notes issued pursuant to the Company's October 2005 Securities Purchase Agreement.

Loss per Share, page F-9
-------------------------

     56. You state that based on the closing price of your common stock on October 31, 2005, the conversion of the convertible notes would have resulted in the issuance of additional common shares in the amount of 2,666,667. However, using a closing price of $.12, it appears that the conversion of your $1 million of outstanding notes at October 31, 2005 would have resulted in the issuance of 2.3 million common shares. Please provide us with your calculation of the 2,666,667 or revise this disclosure as appropriate.

          Response:
          ---------

          The Note has been revised to indicate that a hypothetical conversion of the $1 million of outstanding notes at October 31, 2005, based on the conversion formula set forth in the Convertible Notes, would have resulted in the issuance of 22,222,222 shares of common stock.

Note 3. Convertible Notes, page F-9
-----------------------------------

     57. Please revise to clarify the conversion price in effect on any conversion date. Here, you state that it will be 60% of the average of the three day lowest bid prices during the twenty trading days immediately preceding the applicable conversion date. However, on page 7 and elsewhere in the filing, you state that the conversion price will be the lower of the above or the fixed conversion price. Revise the filing to clarify the conversion price.

          Response:
          ---------

          The filing has been revised to clarify the conversion price.

     58. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the $3 million 8% three-year convertible debentures and stock purchase warrants exercisable for five million shares of stock are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. Please include a reasonably detailed discussion of how you evaluated whether the agreement meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-l9. We note that the conversion price is subject to adjustment upon the occurrence of certain events including adjustments based upon your current stock price. As applicable, you should analyze the conversion feature under paragraphs 12-32 of EITF 00-19.

         Response:

           We have been advised by the Company and its accountants that Issue 00-19 and FAS 133 have been applied as follows.

          Paragraph 11 of FAS 133 provides guidance on certain contracts that should not be considered and accounted for as derivative instruments. Specifically, subparagraph 11-a of FAS 133 indicates that contracts issued or held by the reporting entity that are both 1) indexed to its own stock and 2) could be classified as Stockholder's Equity in its statement of financial position should not be considered derivative instruments. Issue 00-19 also provides guidance in this area. Paragraphs 12 through 32 of Issue 00-19 require an evaluation of the embedded conversion price. However, Paragraph 4 of Issue 00-19 contains an exception for conventional debt instruments.

          The task force observed that, pursuant to Paragraphs 11-a and 12-c of Statement 133, if an embedded derivative is indexed to the reporting entity's own stock and would be classified as Stockholder's Equity if it was free standing derivative, then the embedded derivative is not considered a derivative for purposes of Statement 133.

          The task force has essentially defined "conventional" in Paragraph 4 of Issue 00-19 as instruments in which the holder may only realize the value of conversion options by exercising the option and receiving the entire proceeds and a fixed number of shares or the equivalent. Therefore, as long as the settlement of the instrument is consistent with the definition of conventional, it should be conventional convertible debt regardless of certain other features inherent in the instrument.

     59. In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC or else you are required to pay liquidated damages of 3% of the outstanding principal amount per month, based on your disclosures on page 31. These damages are to be paid in either cash or shares of stock at your election. Discuss your consideration of whether these liquidating damages would result in liability classification under EITF 00-19. If true, you would be required to bifurcate the conversion feature for the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Additionally, we note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion under EITFs 98-5 and 00-27.

          Response:
          ---------

          We have been advised by the Company and its accountants as follows. For the same reasons set forth in the response to Comment 58, above, the liquidated damages are not, at this time, a derivative liability.

     60. Further to the above, it appears that the convertible notes may contain embedded derivatives such as a call option and a "partial" call option. Please explain to us how you accounted for these features and provide to us your basis for your accounting. In this regard, please note that you should perform a thorough analysis of all the provisions of your convertible debt instrument in order to determine whether there are any additional provisions that may be embedded derivatives which should be bifurcated and accounted for separately pursuant to SFAS 133. Please tell us all of the embedded derivatives you identified during your review of your debt agreement and how you evaluated each provision. Refer to the guidance in SFAS 133 and EITF 00-19.

         Response:

          We have been advised by the Company and its accountants as follows. With regard to embedded derivatives FASB 133 states: "an embedded derivative instrument shall be separated from the Host and accounted for as a derivative instrument pursuant to this section if, and only if, all of the criteria are met".

          Item A states that the economic characteristics at risk of embedded derivatives are not clearly and closely related to the economic characteristics at risk of the Host contract. The Company maintains that there is no embedded derivative because the characteristics are closely related. The response to Comment 58, above, also supports the position that there is no embedded derivative. We also do not feel that these are embedded derivatives for the same reasons set forth in the response to Item 58, above.

     61. We note that you have determined that the fair market value of the warrants issued with the $3 million convertible debentures is zero. Please tell us and revise the filing to disclose the assumptions that you used in your Black-Scholes calculation to arrive at your conclusion that the warrants have a zero value.

          Response:
          ---------

          We have been advised by the Company and its accountants as follows. The assumptions used in the Black-Scholes calculation were an exercise price of $.50 per share and a stock price of $.12 per share.

Note 4. Note Payable
---------------------

     62. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the $400,000 note payable and stock purchase warrants exercisable for one million shares of stock are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. Please include a reasonably detailed discussion of how you evaluated whether the agreement meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00- 19. We note that the conversion price is subject to adjustment upon your stock price at the date of conversion. As applicable, you should analyze the conversion feature under paragraphs 12-32 of EITF 00-19.

          Response:
          ---------

          We have been advised by the Company and its accountants as follows. The debt conversion feature for the $400,000 note payable and accompanying stock purchase warrants were treated in the same manner as set forth in the responses to Comments 58-60, above.

    63. Please revise the filing to disclose the value assigned to the warrants to purchase one million shares of your stock. Disclose the significant assumptions used in this calculation.

          Response:
          ---------

          We have been advised by the Company and its accountants as follows. The value of the warrants to purchase 1 million shares of stock, which are exercisable at $0.50 per share, is far in excess of the current market value of the Company's stock. The last reported sales price per share of our common stock as reported by the Pink Sheets on January 27, 2005, was $.105. The beneficial conversion value was computed using the Black-Scholes formula and showed zero conversion value.

Annual Financial Statements
---------------------------

General
-------

     64. Please revise the filing to present audited annual financial statements that comply with Item 310(a) of Regulation S-B. As appropriate, provide all information and disclosures required by development stage enterprises as specified in SFAS 7. To the extent that you have determined that you are no longer a development stage enterprise, please provide the disclosures required by paragraph 13 of SFAS 7. In this regard, since you do not present comparative information, in the year in which you cease to be a development stage enterprise, you should provide disclosure of the cumulative amounts and other additional disclosures required by paragraphs 11-12 of SFAS 7.

          Response:
          ---------

          Item 310(a) of Regulation S-B states small business issuer shall file an audited balance sheet as of the end of its most recent fiscal year or as of a date within 135 days if the issuers existed for a period less than one fiscal year. The audited balance sheet has been prepared. As indicated in the Notes, the Company had no operations. As such, no statement of income or statement of cash flows has been prepared. Note 3 to the financial statement gives the complete details, from inception, on the changes in stockholders' equity as required by SFAS 7. Note 1(b) of the financial statements describes the planned operations of TMI during its development stage. As required by SFAS 7, paragraphs 11-12, the balance shows the deficit accumulated during the development stage, which is the only cumulative amount.

Notes to Consolidated Financial Statement, page F-16
-----------------------------------------------------

     65. Please revise to include a discussion of any related party transactions as required by SFAS 57. For example, we note from your disclosures on page 25, we note that you issued shares of common stock to Dr. Michael Shen, a member of your Board of directors, for services rendered.

          Response:
          ---------

          The Company and its accountants have advised us that SFAS 57 has no applicability because the Company has no "off balance sheet" financing arrangements or SPE's (Special Purpose Entities). The disclosure on page 25 has been removed because Mr. Shen did not receive shares for services rendered.

Note 2. Summary of Significant Accounting Policies, page F-16
-------------------------------------------------------------

General
-------

     66. We note on page 36 that you have issued shares of your common stock to employees and non-employees for services rendered in 2005 and 2006, including 15 million shares of your common stock in November 2004 to officers of your company for services performed. Please tell us how you have accounted for the issuance of these shares. Additionally, revise your summary of significant accounting policies to disclose how you account for stock-based compensation for shares issued to both employees and non-employees. Refer to SFAS 123.

          Response:
          ---------

          The Company and its accountants have advised us that stock based compensation will be valued in accordance with SFAS 123 under the Fair Value based method. Compensation cost is measured at the grant date based on the value of the award and is recognized over the service period which is usually the vesting period. Transactions with non-employees shall be accounted for based on the Fair Value of the consideration received or Fair Value of the equity installments issued, whichever is more reliably measurable.

Intangible Assets, page F-16

     67. We note your disclosure on page 5 that you acquired TMI's intangible property contracts and agreements. It appears that you have allocated the total purchase price to good will Tell us how you considered the guidance of paragraph 39 of SPAS 141 in the accounting for this transaction. In addition, revise the filing to provide all disclosures required by paragraphs 51-52 of SFAS 141.

          Response:
          ---------

          We have been advised by the Company and its accountants that there was no evidence of any actual contracts or agreements such as customer lists, patents, etc. and there were no other legal rights. As a result, the purchase price was allocated to Goodwill. Note 5 has been revised accordingly.

Income Taxes, page F-17
------------------------

     68. Please revise your disclosure here and in the notes to your interim financial statements to remove the words "has elected to". We believe the current disclosure may be confusing to investors as it implies that GAAP provides a choice in accounting for income taxes. However, SFAS 109 requires income taxes to be accounted for in this manner.

          Response:
          ---------

          The Company and its accountants have advised us that the disclosure has been revised accordingly.

Note 4. Note Payable, page F-19
-------------------------------

     69. Please revise the filing to disclose how you have accounted for the November issuance of 500,000 shares to the holder of your $150,000 note.

          Response:
          ---------

          We have been advised by the Company and its accountants that the 500,000 shares of restricted common stock issued to the holder of the $150,000 note in November 2005 were issued pursuant to the Share Exchange Agreement between Trillennium and Wellstar. Accordingly, the issuance of stock is a separate transaction from the note and EITF 00-27 was not applied. Note 4 has been revised accordingly.

Part II
-------

Item 27. Exhibits
-----------------

Exhibit 23
----------

     70. Please have your auditor update its consent when you file your amendment. Please also have your auditor revise the consent to refer to the specific interim period of the financial statements reviewed.

          Response:
          ---------

          The Company's auditor has updated and revised its consent accordingly.

Item 28. Undertakings
---------------------

     71. Please include the undertaking set forth in Item 512(a) of Regulation S-B. Please note the December 1, 2005 effective date of Release 33-8591, which revises certain portions of Item 512.

          Response:
          ----------

          The undertakings have been revised accordingly.

          Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700. Thank you.


                                                  Very Truly Yours,

                                                  /s/ Darrin Ocasio
                                                  -----------------
                                                  Darrin Ocasio